U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SEC File Number
FORM 12b-25	000-08773
CUSIP Number
NOTIFICATION OF LATE FILING	226120103
(Check One):

(Check One) [ ] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [X] Form 10-Q and 10-QSB [ ]Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Part I - Registrant Information

Full name of Registrant:  Crested Corp.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 877 N. 8th W.

City, State and Zip Code: Riverton, Wyoming 82501

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 30, 2007, U.S. Energy Corp. (“USE”) and its majority-owned subsidiary Crested Corp. (“Crested”) completed their sale of uranium assets to sxr Uranium One. Due to the amount of time required of the registrant’s accounting staff to close this complicated transaction and file a Form 8-K, the financial statements for the Form 10-Q for the registrant’s fiscal quarter (March 31, 2007) have not been completed.

Due to the significance of the financial statements on the Form 10-Q disclosures, the registrant does not believe that any portion of the Form 10-Q should be filed without the financial statements.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification. Stephen E. Rounds, Attorney, 303.377.6997.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
[X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]Yes [ ]No

Crested expects the Form 10-Q will reflect the following:

Crested had no revenues during the three months ended March 31, 2007 and 2006. General and administrative expenses increased by $6,700 to $95,000 during the three months ended March 31, 2007 compared to the same period of 2006. The increase is the result of increased professional services.

During the quarter ended March 31, 2007, Crested recognized an equity loss of $273,800 compared to an equity gain of $289,300 for the quarter ended March 31, 2006. The major component for the change of $563,100 was the payments received from UPC during the quarter ended March 31, 2006, pursuant to the agreement with UPC to purchase part of Crested’s uranium assets. There were no such payments during the quarter ended March 31, 2007. During the quarter ended March 31, 2006, Crested recognized a loss from the valuation of a derivative associated with the Class D shares of Enterra Acquisitions of $207,500. Crested did not record any such loss during the quarter ended March 31, 2007.

Operations for the three months ended March 31, 2007 resulted in a net loss of $367,000, or $0.02 per share as compared to a net loss of $76,700, or less than $0.01 per share for the three months ended March 31, 2006.

Crested Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2007            By: /s/Robert Scott Lorimer
                                  Robert Scott Lorimer, CFO